UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
Information to be Included in Statements Filed pursuant to Rule 13d-1(a)
and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
(Amendment No. 6)

                                          BVR TECHNOLOGIES LTD.
 (Name of Issuer)

                  ORDINARY SHARES, PAR VALUE NIS 0.5 PER SHARE
(Title of Class of Securities)

                                                            M2051410
(CUSIP Number)

Doron Feinberg, Adv. Clal Industries and Investments Ltd. 3 Azrieli Center, Triangle Tower Tel Aviv, 67023 Tel: 972-3-6075795 Israel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                                     February 19, 2004
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box □

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. M2051410
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Clal Industries and Investments Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) □ (b) □
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) □
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 595,770 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 595,770 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 595,770 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* □
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.49%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. M2051410
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS IDB Development Corporation Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) □ (b) □
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) □
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 595,770 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 595,770 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 595,770 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* □
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.49%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. M2051410
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS IDB Holding Corporation Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) □ (b) □
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) □
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 595,770 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 595,770 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 595,770 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* □
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.49%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. M2051410
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Nochi Dankner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) □ (b) □
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) □
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 595,770 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 595,770 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 595,770 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* □
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.49%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. M2051410
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Shelly Bergman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) □ (b) □
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) □
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 595,770 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 595,770 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 595,770 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* □
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.49%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. M2051410
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Avraham Livnat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) □ (b) □
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) □
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 595,770 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 595,770 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 595,770 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* □
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.49%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. M2051410
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Ruth Manor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) □ (b) □
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) □
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 595,770 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 595,770 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 595,770 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* □
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.49%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 6 restates and amends the Statement on Schedule 13D, as amended, previously filed with the Securities and Exchange Commission by certain of the Reporting Persons with respect to the ordinary shares, par value New Israeli Shekel 0.5 per share, of BVR Technologies Ltd.

Item 3. Source and Amount of Funds or Other Consideration

On February 18, 2004 As a result of a Share Purchase Agreement between the Issuer and the founding shareholders of Technoprises Apros & Chay Ltd. ("Technoprises"), an Israeli private company, and other parties, the Issuer issued to the shareholders of Technoprises and other entities 90% of the issued share capital of the Issuer, meaning 88,539,309 shares of newly issued Ordinary Shares of the Issuer.

As a result, Clal Industries owns 0.49% of the Ordinary Shares of the Issuer.

Item 5. Interest in Securities of the Issuer

Since the Reporting Persons own less than 5% of the Ordinary Shares of the Issuer, this Amendment No. 6 is the last amendment to this Statement on Schedule 13D.

Signature

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2004
CLAL INDUSTRIES AND INVESTMENTS LTD. IDB DEVELOPMENT CORPORATION LTD. IDB HOLDING CORPORATION LTD. NOCHI DANKNER SHELLY DANKNER-BERGMAN AVRAHAM LIVNAT RUTH MANOR
By:	IDB HOLDING CORPORATION LTD.
By: (Signed)

Zehavit Joseph and Arthur Caplan, authorized signatories of IDB Holding Corporation Ltd. for itself and on behalf of Clal Industries and Investments Ltd., IDB Development Corporation Ltd., Nochi Dankner, Shelly Bergman, Avraham Livnat and Ruth Manor pursuant to the agreements annexed as exhibit 6-11 to Amendment No. 4.